VIA E-MAIL

September 30, 2024

Joshua R. Diggs
Counsel, Fund Business Management Group
Capital Research and Management Company
333 South Hope Street
Los Angeles, CA 90071-1406

> Re: Capital Group U.S. Small and Mid Cap ETF
>   File Nos. 333-281924 and 811-24000

Dear Mr. Diggs,

On September 4, 2024, you filed the above-referenced registration statement on Form N-1A with respect to Capital Group U.S. Small and Mid Cap ETF (the "Fund"). We have reviewed the registration statement and our comments are set forth below. Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosures found elsewhere. Capitalized terms not otherwise defined have the same meaning as in the registration statement.

GENERAL

1. Please complete or update all information that is currently in brackets or missing in the registration statement (*e.g.*, fee table, expense example, management, portfolio managers, seed financial statements, auditor's report, consent, information in the statement of additional information, and exhibits). We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

2. Please confirm the Fund will file a fidelity bond under Form 40-17G.

3. Please provide the principal trading market (exchange) for the Fund.

PROSPECTUS

Fees and Expenses, page 1

4. Please confirm that there are no fee waiver/reimbursement arrangements.

5. The prospectus indicates that the Fund may invest in Central Funds (certain other funds managed by the investment adviser or its affiliates). If acquired fund fees and expenses ("AFFEs") from such investments will exceed 0.01% of the average net assets of the Fund, please disclose these fees and expenses as a separate line item in the fee table. *See* Item 3, Instruction 3(f)(i) of Form N-1A.

Principal Investment Strategies, page 2

6. The first sentence of the first paragraph states that, "Under normal market conditions, the fund invests at least 80% of its net assets in common stocks and other equity-type securities of small and mid-capitalization companies in the United States." Please disclose with specificity any other equity investments that the Fund may invest in as the disclosure refers to "other equity-type securities," and disclose any associated risks.

7. Please disclose what instruments will be held principally as part of the Fund's 20% basket of securities.

Principal Risks, pages 3-4

8. Please consider adding a risk factor discussing the principal risks associated with investing in a new fund (*e.g.*, the fund may have higher expenses, may not grow to an economically viable size, and may cease operations and investors may be required to liquidate or transfer their investments at a loss).

9. If applicable, please consider adding risk factor for investing in growth-oriented stocks, that growth-oriented common stocks and other equity type securities (such as preferred stocks) may involve larger price swings and greater potential for loss than other types of investments.

10. Please disclose the risk that an active trading market for shares of the ETF may not develop or be maintained. Please also note that in times of market stress, market makers or authorized participants may step away from their respective roles in making a market in shares of the ETF and in executing purchase or redemption orders, and that this could in turn lead to wider bid/ask spreads and variances between the market price of the ETF's shares and the underlying value of those shares.

11. Please disclose that, in stressed market conditions, the market for an ETF's shares may become less liquid in response to deteriorating liquidity in the markets for the ETF's underlying portfolio holdings. Please also note that this adverse effect on liquidity for the ETF's shares in turn could lead to wider bid/ask spreads and differences between the market price of the ETF's shares and the underlying value of those shares.

Investment Objective, Strategies and Risks, pages 8-15

12. On page 10, the disclosure states, "The investment adviser may consider environmental, social and governance ("ESG") factors that, depending on the facts and circumstances, are material to the value

of an issuer or instrument. ESG factors may include, but are not limited to, environmental issues (e.g., water use, emission levels, waste, environmental remediation), social issues (e.g., human capital, health and safety, changing customer behavior) or governance issues (e.g., board composition, executive compensation, shareholder dilution)."

(a) Please disclose whether the investment adviser applies the criteria it uses with respect to environmental, social or governance factors with respect to every investment it makes or only to some of its investments.
(b) Explain whether an investment could be made in a company that scores poorly on ESG if it scores strongly on other non-ESG factors.
(c) Consider whether an ESG specific risk disclosure may be appropriate or explain supplementally why such a risk factor is not appropriate.

13. On page 12, under the risk titled, "Market trading," the first paragraph discloses that, "While the fund shares are listed for trading on an exchange, there can be no assurance that an active trading market for such shares will develop or be maintained by market makers or Authorized Participants, or that the fund's shares will continue to meet the requirements for listing or trading on any exchange or in any market. Trading in shares on the exchange may be halted due to market conditions or for reasons that, in the view of the exchange make trading in the fund shares inadvisable." Please consider including this description under the risk, "Market Trading," in the Principal Risks section as well (pages 3-4).

14. The Fund includes a risk factor titled, "Exposure to country, region, industry or sector." The disclosure states that the Fund invests at least 80% of its net assets in the securities of companies in the United States. However, please supplementally confirm that the Fund does not currently anticipate significant exposure to any specific region, industry or sector or, alternatively, add appropriate disclosure to the investment strategy.

15. On page 14, the disclosure includes a risk factor titled, "Cash transactions," concerning creations and redemptions for cash rather than in-kind securities. Please consider including this risk in the summary prospectus as well.

Financial Highlights Information

16. Please include a heading and disclosure of the Fund's financial highlights stating that the Fund is newly organized and does not have any financial history as of the date of this prospectus, but that

financial information will be available in the Fund's in subsequent periodic reports such as annual and semiannual reports.

STATEMENT OF ADDITIONAL INFORMATION ("SAI")

Exchange listing and trading, page 3

17. The first paragraph on page 3 states, "The fund shares may also be listed on certain foreign (non-U.S.) exchanges." Please confirm whether the current Fund may be listed on foreign exchanges and if so, please disclose corresponding risk factors.

Temporary Defensive Position

18. Please include a heading and disclosure of the Fund's temporary defensive position. *See* Item 16(d) of Form N-1A.

Fund Policies, pages 19-20

19. Regarding the Fund's concentration policies, please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please confirm that the Fund will consider the investments of its underlying investment companies when determining the Fund's compliance with its concentration policies.

Management of the Trust

20. In the section regarding the Board of Trustees starting on page 23 of the SAI, key information regarding the trustees and officers has not yet been included. Please provide that information to the staff for review as soon as practicable.

21. On page 25, in the table under the section, "Fund shares owned by trustees as of [●]:" footnote 2 references "December 31, 2023." Please provide a more recent date and accompanying narrative.

Financial Statements, Exhibits, and Other Information

22. Any financial statements, exhibits, and other required disclosure not included in these registration statements must be filed in a pre-effective amendment to the registration statement.

23. Please include all exhibits that are marked "to be provided by amendment."

Undertakings

24. You indicated "n/a." Please revise or explain in correspondence why an undertaking is not necessary for this initial registration statement. *See* Item 35 of Form N-1A.

*****

Responses to this letter should be made in a letter to me filed on EDGAR and in the form of pre-effective amendments filed pursuant to rule 472 under the Securities Act. Where no change will be made in a filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement. The staff may have additional comments.

We remind you that the Fund is responsible for the accuracy and adequacy of its disclosure in the registration statements, notwithstanding any review, comments, action, or absence of action by the staff. Should you have any questions, please contact me at (202) 880-1783, imtangso@sec.gov, or Jeffrey Long, Staff Accountant, at (202) 551-6983, LongJW@SEC.GOV.

Sincerely,

/s/ Soo Im-Tang

Soo Im-Tang
Attorney-Adviser

cc: Jeffrey W. Long, Staff Accountant
        Keith A. OConnell, Branch Chief
        Michael J. Spratt, Assistant Director